Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	December 16, 2003

First Point Minerals receives Drilling Permit for Rio Luna Gold Property in Nicaragua

Mr. Peter M.D.Bradshaw, P.Eng, President of First Point Minerals Corp. (“the Company”) (FPX:TSXV) is pleased to announce that the Company has received the required drill permit for the Rio Luna gold property in Nicaragua. As previously reported, First Point’s exploration at the Rio Luna property has identified a total of 8.8km of strike length in several vein systems. The Paraiso vein system has returned an average grade from 34 trenches of 2.5 grams/tonne (g/t) gold over 2.6 meters with values as high as 21.1 g/t over 2 meters true width. The El Rodeo system to the north has returned an average grade from 7 trenches of 4.4 g/t over 2.1 meters with values as high as 15.4 g/t gold over 2.5 meters true width. The Company anticipates that the drill will be mobilized and drilling will commence early in the New Year.

The Board of Directors of the Company has approved the granting of stock options for 150,000 shares to an officer of the Company at an exercise price of $0.34 per share, effective November 4, 2003 for a period of five years plus stock options for an aggregate of 710,000 shares to certain directors, officers and employees of the Company at an exercise price of $0.35 per share, effective December 12, 2003 for a period of five years. The stock options are subject to approval by the TSX Venture Exchange.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.